Exhibit 21.2
Subsidiaries of MedAvail, Inc.

Entity Name	State or Jurisdiction of Incorporation
MedAvail Technologies Inc.	Ontario Canada
MedAvail Technologies (US) Inc.	State of Delaware
MedAvail Pharmacy Inc. (d/b/a SpotRx Pharmacy)	State of Arizona
On the Spot Rx Inc.	Ontario Canada